Exhibit (a)(4)

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May 7, 2007

TO:          BAC HOLDERS OF CRI HOTEL INCOME PARTNERS, LP

SUBJECT:     EXTENDED OFFER TO PURCHASE BACS

Dear BAC Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on April 3, 2007, (the "Offer"). The Purchasers are offering to purchase up to any and all beneficial assignment certificates representing Units of limited partnership interest (the "BACs") in CRI HOTEL INCOME PARTNERS, LP (the "Partnership") at a purchase price equal to:

                                 $12.50 per BAC
                                 --------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CRI HOTEL INCOME PARTNERS, LP. Reasons you may wish to sell your BACs include:

     o LOWER ESTIMATED VALUE; SAME PRICE! The Purchasers have lowered their estimated value of the Units based upon the Partnership's disclosure in the Schedule 14D-9 that the lease on the Scottsdale Days Inn is expiring, which may lower net operating income. As a result, the Purchasers' Estimated Liquidation Value of the Units is now $13.43 per Unit, but we are not decreasing our Offer Price. Further, we will NOT decrease the price for the distribution declared and payable April 16, 2007. The Purchase Price will be reduced for any distributions declared between May 4, 2007 and the Expiration Date.

     o HIGHEST OFFER PRICE YET. This Offer is 25% higher than our last offer and the highest offer price of which we are aware.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION PRIOR TO 2016. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. According to the Partnership's most recent Annual Report on Form 10-K, "The General Partner is not currently soliciting sale offers" and that the Partnership "will continue until December 31, 2016, unless dissolved earlier..." (emphasis added). Therefore, investors may not see liquidity until 2016.

     o LACK OF DISTRIBUTIONS AND ILLIQUIDITY. No distributions have been paid to BAC holders since the second quarter of 2006, and the Partnership has paid distributions in only two quarters in the past 4 years. The relative illiquidity of the BACs resulting from the absence of a formal trading market makes the BACs difficult to sell.

The Purchasers are extending the Expiration Date to May 25, 2007. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders). If you already completed and sent a Letter of Transmittal to the Depositary, you need not send another.

After carefully reading the enclosed Offer, if you elect to tender your BACs, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) May 25, 2007.